UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 3 to Amended and Restated Schedule 13D)*
YPF SOCIEDAD ANÓNIMA
(Name of Issuer)
CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)
984245100
(CUSIP Number)
Fernando Ramírez Mazarredo
Repsol YPF, S.A.
Paseo de la Castellana, 278—280
28046 Madrid, Spain
Tel:  (011-34) 91 314-2821

With a copy to:

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 984245100
1.		NAMES OF REPORTING PERSONS. REPSOL YPF, S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 313,984,017 CLASS D SHARES
	8.	SHARED VOTING POWER NOT APPLICABLE
	9.	SOLE DISPOSITIVE POWER 313,984,017 CLASS D SHARES
	10.	SHARED DISPOSITIVE POWER NOT APPLICABLE
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,984,017 CLASS D SHARES
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 79.85% OF CLASS D SHARES
14.		TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer

Repsol YPF, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as amended on December 1, 2010 (as heretofore amended and restated, the “Schedule 13D”) with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 3 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D. The information contained herein is as of the close of business on December 24, 2010.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

Since the filing of Amendment No. 2 to the Schedule 13D on December 1, 2010 through the close of business on December 24, 2010, Repsol has sold approximately 3.38% of the outstanding capital stock of the Issuer in sales outside the United States and, inside the United States, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Schedule 13D amendment relates to the transactions in the Class D Shares entered into by Repsol as described in Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On December 22, 2010, Repsol entered into certain transactions with Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. (the “Eton Park Transactions”).  In connection with the Eton Park Transactions:

(i) Repsol has sold to Eton Park Master Fund, Ltd. (the “Master Fund”) and Eton Park Fund, L.P. (the “Fund”, and together with the Master Fund, the “Eton Funds”), and the Eton Funds have purchased from Repsol, an aggregate of 6,410,257 restricted American Depositary Shares of the Issuer (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each ADS representing one Class D Share, for a purchase price of U.S.$250.0 million pursuant to stock purchase agreements dated December 22, 2010 (such agreements, the “Eton Park Stock Purchase Agreements”);

(ii) in consideration of this purchase, pursuant to warrant agreements dated December 23, 2010 (the “Warrant Agreements”), Repsol issued to the Eton Funds an aggregate of 6,410,257 warrants (the “Warrants”), each such Warrant exercisable for one ADS as described in Item 6 below; and

(iii) Repsol, pursuant to registration rights agreements dated December 22, 2010 (the “Eton Park Registration Rights Agreements”), agreed to cause the Issuer to prepare, file and maintain the effectiveness of a registration statement covering the ADSs (and the underlying Class D Shares) sold to the Eton Funds pursuant to the Eton Park Stock Purchase Agreements and the ADSs (and the underlying Class D Shares) deliverable to the Eton Funds pursuant to the Warrant Agreements, on the terms and subject to the conditions described in Item 6 below.

The foregoing summary of the Eton Park Transactions contained in this Item 4 is qualified in its entirety by reference to the agreements attached as Exhibits 99.1 through 99.6 hereto and incorporated by reference herein.

In addition, on December 22, 2010, Repsol entered into certain transactions with Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Emerging Markets Growth Fund, Inc., Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Total Opportunities, Capital Guardian Emerging Markets Total Opportunities Master Fund and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts (each a “Capital Fund” and collectively, the “Capital Funds” and together with the Eton Funds, the “Purchasers”) (such transactions, the “Capital Transactions”).  In connection with the Capital Transactions:

(A) Repsol sold to the Capital Funds, and the Capital Funds purchased from Repsol, an aggregate of 6,410,257 restricted ADSs evidenced by ADRs for an aggregate purchase price of U.S.$250.0 million pursuant to a stock purchase agreement dated December 22, 2010 (the “Capital Stock Purchase Agreement” and together with the Eton Park Stock Purchase Agreements, the “Stock Purchase Agreements”);

(B) in consideration of this purchase, pursuant to put option agreements dated December 23, 2010 entered into with each of the Capital Funds (collectively, the “Capital Put Option Agreements”), Repsol issued to each Capital Fund a number of put options (the “Put Options”), to be determined and exercisable as described in Item 6 below; and

(C) Repsol, pursuant to a registration rights agreement dated December 22, 2010 (the “Capital Registration Rights Agreement” and together with the Eton Park Registration Rights Agreements, the “Registration Rights Agreements”), agreed to cause the Issuer to prepare, file and maintain the effectiveness of a registration statement covering the ADSs (and the underlying Class D Shares) sold to the Capital Funds pursuant to the Capital Stock Purchase Agreement on the terms and subject to the conditions described in Item 6 below.

The foregoing summary of the Capital Transactions contained in this Item 4 is qualified in its entirety by reference to the agreements attached as Exhibits 99.7 through 99.17 hereto and incorporated by reference herein.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of its sale of approximately 3.38% of the outstanding capital stock of the Issuer since December 1, 2010, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 313,984,017 Class D Shares, representing approximately 79.85% of the Issuer’s outstanding Class D Shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol has sole power to vote and to dispose of 313,984,017 Class D Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than the Eton Park Transactions and the Capital Transactions described in Item 4 of Schedule 13D, the transactions in the Class D Shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A, during the past sixty days are listed in Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the contracts, arrangements, understandings or relationships (legal or otherwise) described in the Schedule 13D and the matters contemplated above in Item 4 and described below in this Item 6, to the best knowledge of Repsol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Repsol and/or the persons enumerated in Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Stock Purchase Agreements

Under the terms of the Eton Park Stock Purchase Agreements, the Eton Funds collectively purchased from Repsol, and Repsol sold to the Eton Funds, 6,410,257 restricted ADSs (such ADSs, the “Firm Eton ADSs”) for an aggregate purchase price of U.S.$250.0 million, or U.S.$39.00 per ADS.  The Master Fund purchased 4,166,667 ADSs and the Fund purchased 2,243,590 ADSs.  The Firm Eton ADSs were not registered under the Securities Act and may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

In addition, under the terms of the Capital Stock Purchase Agreement, the Capital Funds collectively purchased from Repsol, and Repsol sold to the Capital Funds, 6,410,257 restricted ADSs (such ADSs, the “Capital ADSs”) for an aggregate purchase price of U.S.$250.0 million, or U.S.$39.00 per ADS.  Under the Capital Stock Purchase Agreement, Capital Guardian Emerging Markets Equity Master Fund purchased 76,300 restricted ADSs, Capital Guardian Emerging Markets Equity DC Master Fund purchased 169,500 restricted ADSs, Capital International Emerging Markets Fund purchased 1,990,000 restricted ADSs, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts purchased 32,600 restricted ADSs, Emerging Markets Growth Fund, Inc. purchased 3,811,590 restricted ADSs, Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts purchased 71,200 restricted ADSs, Capital International Emerging Markets Total Opportunities purchased 99,300 restricted ADSs, Capital Guardian Emerging Markets Total Opportunities Master Fund purchased 33,900 restricted ADSs and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts purchased 125,867 restricted ADSs.  The Capital ADSs were not registered under the Securities Act and may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

The Stock Purchase Agreements contain other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Stock Purchase Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreements, which are attached hereto as Exhibits 99.1, 99.2 and 99.7 and are incorporated by reference herein.

Warrant Agreements

Under the terms of the Warrant Agreements, Repsol issued to the Eton Funds an aggregate of 6,410,257 Warrants on December 23, 2010.  The total number of Warrants initially issued by Repsol to the Eton Funds will be subject to certain customary anti-dilution provisions contained in the Warrant Agreements.  Repsol will be required to deliver one ADS (such ADSs, the “Option Eton ADSs” and together with the Firm Eton ADSs, the “Purchased Eton ADSs” and together with the Capital ADSs, the “Purchased ADSs”) for each Warrant exercised in consideration of the exercise price.  The exercise price payable to Repsol upon the exercise of each Warrant is U.S.$43.00 per ADS, subject to adjustment according to certain customary anti-dilution provisions contained in the Warrant Agreements.  The Option Eton ADSs were not registered under the Securities Act and may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

Each Warrant will be exercisable at any time prior to 5:00 p.m., New York City time, on January 17, 2012 (the “Warrant Expiration Date”).  Each of the Eton Funds may exercise all or a portion of the Warrants issued to it on one or more occasions, provided that each of the Eton Funds may exercise its respective Warrants on no more than ten separate occasions prior to the Warrant Expiration Date.

The Warrant Agreements also contain other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Warrant Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrant Agreements, which are attached hereto as Exhibits 99.3 and 99.4 and are incorporated by reference herein.

Put Option Agreements

Under the terms of the Capital Put Option Agreements, Repsol issued to the Capital Funds on December 23, 2010 an aggregate of 6,410,257 Put Options, subject to adjustment in accordance with certain customary anti-dilution provisions contained in the Capital Put Option Agreements.  Each Capital Fund will receive a number of Put Options equal to the number of ADSs purchased by it pursuant to the Capital Stock Purchase Agreement, subject to adjustment in accordance with the aforementioned customary anti-dilution provisions.  Each Put Option will entitle, upon exercise, the relevant Capital Fund to require Repsol to purchase one ADS held by such Capital Fund for a purchase price of U.S.$39.00 per ADS, subject to adjustment according to certain customary anti-dilution provisions contained in the Capital Put Option Agreements.  The aggregate number of outstanding Put Options issued by Repsol will be reduced as of December 22, 2011 (the “Option Determination Date”) by a number equal to the number of Class D Shares (including Class D Shares in the form of ADSs) that represent 15% of the aggregate number of outstanding Class D Shares (including Class D Shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the New York Stock Exchange as of the trading day preceding the Option Determination Date; provided that the aggregate number of Put Options will not be less than zero.  Each of the Capital Put Option Agreements provides for the number of Put Options held by each Capital Fund as of the Option Determination Date to be reduced proportionally to the reduction in the aggregate number of Put Options described in the preceding sentence.

The Put Options may be exercised in whole or in part by each Capital Fund only once at any time between 9:00 a.m. and 5:00 p.m. from and including the Option Determination Date to and including January 23, 2012 (the “Option Expiration Date”).  The date on which the Put Options held by any Capital Fund are exercised is referred to as the “Option Exercise Date” with respect to such Capital Fund.

All dividends and other distributions paid in cash in respect of the Capital ADSs for which the record date falls during the period from and including December 23, 2010 to but excluding the date on which Repsol becomes the holder of record of any ADSs put to it by any such Capital Fund (any such period, a “Recapture Period”) shall, on the third trading day following the Option Exercise Date (any such date, an “Option Settlement Date”), be repaid by the relevant Capital Fund to Repsol in respect of the number of Capital ADSs put to Repsol by such Capital Fund on the relevant Option Exercise Date.  Other than dividends of Class D Shares, for which a customary anti-dilution adjustment will be made, all non-cash dividends and other distributions, whether in the form of securities or assets of the Issuer, issued or distributed in respect of the Capital ADSs for which the record date falls during a Recapture Period shall at such Capital Fund’s election, to the extent of the number of Capital ADSs put to Repsol by such Capital Fund on an Option Exercise Date, either (i) be sold by such Capital Fund in an arm’s length transaction to an unaffiliated third party (subject to Repsol’s right of first refusal) and the proceeds thereof shall be paid by such Capital Fund to Repsol on the relevant Option Settlement Date or, in certain limited circumstances, shortly thereafter or (ii) be delivered to Repsol by such Capital Fund on the relevant Option Settlement Date or, in certain limited circumstances, shortly thereafter.

The Put Options are freely transferrable among the Capital Funds.  The Capital Put Option Agreements also contain other customary terms and conditions, including representations and warranties by the parties thereto.

The foregoing description of the Capital Put Option Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Capital Put Option Agreements, which are attached hereto as Exhibits 99.8 through 99.16 and are incorporated by reference herein.

Registration Rights Agreements

Under the terms of the Registration Rights Agreements, Repsol, as a shareholder of the Issuer, has agreed to cause the Issuer to: (i) file a registration statement under the Securities Act no later than February 17, 2011 with respect to (A) the Purchased Eton ADSs and the underlying Class D Shares in connection with Eton Park Registration Rights Agreements and (B) the Capital ADSs and the underlying Class D Shares in connection with the Capital Registration Rights Agreement; (ii) have it declared effective by the staff of the Securities and Exchange Commission within a specified period; and (iii) keep it continuously effective until certain specified conditions have been met.  Each Purchaser will be entitled to sell its Purchased ADSs under the registration statement after giving notice to Repsol and the Issuer; provided that the Issuer has the right to suspend the use of the resale shelf registration statement upon the occurrence of certain specified events in accordance with the terms of the Registration Rights Agreements.

Repsol has also agreed to cause the Issuer to use commercially reasonable efforts to keep the Class D Shares authorized for public offering with the Argentine Comisión Nacional de Valores and listed on the Buenos Aires Stock Exchange; provided that the Issuer has the right to require the Purchasers or any underwriter acting on a Purchaser’s behalf to suspend any such authorization upon the occurrence of certain specified events in accordance with the terms of the Registration Rights Agreements.

Repsol has agreed to cause the Issuer to agree to indemnify the respective Purchasers and their respective affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the registration statement or any prospectus, subject to certain specified exceptions.  In connection with information provided to the Issuer by the respective Purchasers, each respective Purchaser has agreed to indemnify the Issuer and its affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the registration statement or any prospectus, but only to the extent that the untrue statement or omission or alleged untrue statement or omission is based on information furnished in writing to the Issuer by such Purchaser.

In the event that the Issuer fails to keep a continuously effective registration statement or registration statements in accordance with the terms of the Registration Rights Agreements, Repsol shall be required to pay certain specified damages to the respective Purchasers.

The Purchased ADSs and the associated registration rights under the respective Registration Rights Agreements may be transferred and assigned by the respective Purchasers with Repsol’s consent and in accordance with applicable securities laws.

The foregoing description of the Registration Rights Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreements, which are attached hereto as Exhibits 99.5, 99.6 and 99.17 and are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1        Stock Purchase Agreement, dated as of December 22, 2010, between Repsol YPF, S.A. and Eton Park Master Fund, Ltd.

99.2        Stock Purchase Agreement, dated as of December 22, 2010, between Repsol YPF, S.A. and Eton Park Fund, L.P.

99.3        Warrant Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Eton Park Master Fund, Ltd.

99.4        Warrant Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Eton Park Fund, L.P.

99.5        Registration Rights Agreement, dated as of December 22, 2010, between Repsol YPF, S.A. and Eton Park Master Fund, Ltd.

99.6        Registration Rights Agreement, dated as of December 22, 2010, between Repsol YPF, S.A. and Eton Park Fund, L.P.

99.7        Stock Purchase Agreement, dated as of December 22, 2010, among Repsol YPF, S.A., Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Emerging Markets Growth Fund, Inc., Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Total Opportunities, Capital Guardian Emerging Markets Total Opportunities Master Fund and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts.

99.8        Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Equity Master Fund.

99.9        Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Equity DC Master Fund.

99.10      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital International Emerging Markets Fund.

99.11      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts.

99.12      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Emerging Markets Growth Fund, Inc.

99.13      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts.

99.14      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital International Emerging Markets Total Opportunities.

99.15      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Total Opportunities Master Fund.

99.16      Put Option Agreement, dated as of December 23, 2010, between Repsol YPF, S.A. and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts.

99.17      Registration Rights Agreement, dated as of December 22, 2010, among Repsol YPF, S.A., Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Emerging Markets Growth Fund, Inc., Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Total Opportunities, Capital Guardian Emerging Markets Total Opportunities Master Fund and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2010
Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
Name: Fernando Ramírez Mazarredo
Title: Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  Unless otherwise indicated, the business address of each such person is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.
Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó
Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of YPF, S.A. and Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of Confederación Española de Organizaciones Empresariales (CEOE), the Advisory Corporate Board of Real Instituto Elcano, the General Assembly of The American Chamber of Commerce in Spain, the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía.

Luis F. del Rivero Asensio
1st Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Executive Chairman of Sacyr Vallehermoso, S.A.; Director of Testa Inmuebles en Renta, Sacyr, S.A.U., Valoriza Gestión, S.A.U. and Aeropuerto de la Región de Murcia; Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias and Sacyr Vallehermoso Participaciones, S.L.; Chairman of Vallehermoso División Promoción, S.A.U., Tesfran and Sacyr Concesiones; Vice Chairman of Somague S.G.P.S. and 2nd Vice Chairman of Autopista Vasco Aragonesa Concesionaria Española.

Isidre Fainé Casas
2nd Vice-Chairman and Director, nominated for membership by Criteria Caixa Corp. (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of “la Caixa”, Criteria CaixaCorp, S.A., CECA (Confederación Española de Cajas de Ahorros) and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, Sociedad General de Aguas de Barcelona and Telefónica; Director of Banco BPI and Grupo Financiero Inbursa; and Non-executive Director of The Bank East of Asia, Limited.

Juan Abelló Gallo
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.); and Director of Zed Worldwide (representing Nueva Compañía de Inversiones).

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A.

Chairman of Agrolimen and its participated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group and Reserva Mont-Ferrat; Director and Secretary of Arbora & Ausonia, Quercus Capital Riesgo, S.G.E.C.R and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar and Foundation MACBA (Museo de Arte Contemporaneo de Barcelona), Member of the Management Board of AECOC (Asociación Española de Codificación Comercial) and Member of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Carmelo de las Morenas López
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Casa de Alguacil Inversiones SICAV and Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Director of Gestevisión Telecinco; Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, Ambers & Co and FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital and Información y Control de Publicaciones; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Banco Guipuzcoano, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Grupo Empresarial Ence and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo and Círculo de

Empresarios Vascos.
María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión, S.A.U. and Hoteles Bisnet and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U. and Somague S.G.P.S.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

President and CEO of “la Caixa”; Deputy Chairman of Foundation “la Caixa” and Criteria CaixaCorp; Member of the Board of Directors of SegurCaixa Holding, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa; Member of the Board of Governors of University of Deusto and Foundation ESADE Business School; Member of the Board of Directors of Círculo Ecuestre and APD (Asociación para el Progreso de la Dirección), Foundation Federico García Lorca and Foundation Council Spain-U.S.A.; Deputy Chairman of Foundation Council Spain-India; Member of the Economic Group of Spain-China Forum; Secretary of the Federació Catalana de Caixes d’Estalvi; Member of the Economic Policy Commission of the Barcelona Chamber of Commerce.

PEMEX Internacional España, S.A.
José Manuel Carrera Panizzo serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Administrative and Finance Director of P.M.I. Comercio Internacional, S.A. de C.V. and Managing Director of Pemex internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L.

Citizen of: Mexico

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Director of Ashmore Energy Internacional, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.

Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Cristina Sanz Mendiola	Group Managing Director of Human Resources and Organization
Antonio Gomis Sáez	Executive Managing Director of YPF
Fernando Ramírez Mazarredo	Chief Financial Officer

SCHEDULE B

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
Transactions effected on the NYSE(1)
Date	Buy/Sell	Number of Shares	Price per Share (U.S.$)
12/1/2010	Sell	15,848	39.1298
12/2/2010	Sell	14,186	39.0303
12/3/2010	Sell	13,145	39.4158
12/6/2010	Sell	64,092	40.8701
12/7/2010	Sell	17,341	42.6625
12/9/2010	Sell	10,000	43.0216
12/10/2010	Sell	10,000	44.7488
12/13/2010	Sell	7,480	44.7621
12/14/2010	Sell	3,580	44.2674
12/15/2010	Sell	10,000	42.6920
12/16/2010	Sell	4,356	43.1171
12/17/2010	Sell	7,300	43.3962
12/20/2010	Sell	4,030	43.7965
12/21/2010	Sell	10,000	44.3410
12/22/2010	Sell	10,000	44.8897

Transactions effected on the Buenos Aires Stock Exchange(1)
Date	Buy/Sell	Number of Shares	Price per Share (pesos)	Price per Share (U.S.$)(2)
12/1/2010	Sell	31,782	155.9718	39.3570
12/2/2010	Sell	43,237	156.0000	39.3939
12/3/2010	Sell	10,479	157.7992	39.8684
12/6/2010	Sell	53,503	163.2562	41.2471
12/7/2010	Sell	25,000	171.7704	43.3983
12/9/2010	Sell	10,000	171.8996	43.4419
12/10/2010	Sell	10,000	179.1776	45.3041
12/13/2010	Sell	9,440	178.7451	45.2176
12/14/2010	Sell	643	175.1935	44.3079
12/15/2010	Sell	13,905	169.3996	42.8426
12/16/2010	Sell	10,000	171.2719	43.3051
12/17/2010	Sell	10,000	173.0902	43.7649
12/20/2010	Sell	9,000	175.3388	44.3447
12/21/2010	Sell	10,000	179.0033	45.2829
12/22/2010	Sell	10,000	181.2468	45.8620

_________________
(1)   Shows transactions effected since the filing of Amendment No. 2 to the Schedule 13D on December 1, 2010 through the close of business on December 24, 2010.
(2)   Solely for the convenience of the reader, peso amounts have been translated into U.S. dollars at the average bid and ask exchange rate quoted by the Argentine Central Bank (Banco de la Nación Argentina) on the date of the relevant transaction.